MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

CORPORATE UPDATE

Vancouver, BC, CANADA, October 10, 2008 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), ("MIGENIX" or the "Company") is providing an update regarding its corporate developments.

Protecting important assets and rationalizing certain programs

MIGENIX remains committed to advancing the development and commercialization of its greatest product opportunities.  Omiganan 1% gel, also known as Omigard™, for the prevention of catheter-related infections, is now in the final stage of Phase III development, with study results anticipated in the first quarter of calendar 2009.  Upon successful completion of various milestones in this program, the Company can receive development and commercialization milestone payments and a double-digit royalty on net sales.  In order to conserve cash resources through the Omigard™ Phase III results, MIGENIX intends to provide minimal development investment for its various other programs, while at the same time increasing its out-licensing efforts to further advance these programs and generate additional financial and collaborative resources for MIGENIX.

Taking steps to restructure and stabilize MIGENIX operations

As part of its cost reduction program, management continues to explore, evaluate and implement various cost cutting initiatives to reduce the Company's cash burn rate. New cost cutting initiatives include:

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re-negotiation of management and non-management personnel employment contracts, resulting in the planned departure of four managers at the Vice President level and seven staff, representing a significant reduction in the Company’s current personnel.  Each of the departing Vice Presidents will remain available as consultants to MIGENIX following the end of their employment with the Company.  MIGENIX will review and consider further personnel reductions in the future if it deems necessary; and

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consolidation of MIGENIX's operations at its head office located in Vancouver, British Columbia.

Management believes that these cost reduction measures, together with other cost reduction measures being evaluated by management, will help manage and bring MIGENIX's cash burn rate in line with its current and expected financial resources.

Going forward, the senior management team of MIGENIX will consist of Messrs. Bruce Schmidt (President and Chief Executive Officer), Art Ayres (Sr. Vice President, Finance and Chief Financial Officer) and Robert Cory (Vice President, Business Development).

Raising of additional capital

MIGENIX is focused on raising additional capital, including a previously announced plan for a rights offering.  Prior to conducting any financing, management believed that it was necessary to implement the additional cost reduction programs and program rationalization initiatives, as set out above.  Further information regarding any proposed financing will be provided by the Company in a future communication.

For further information, contact Bruce Schmidt, president and chief executive officer, at (604) 221-9666.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's programs include drug candidates for: the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (end of Phase II), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of serious gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information can be found at www.migenix.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals having results of the OmigardTM Phase III trial in the first quarter of calendar 2009; managing and bringing our cash burn rate in line with our current and expected financial resources; and raising additional capital, including a previously announced plan for a rights offering.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: the adequacy of the OmigardTM Phase III trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA, for OmigardTM; our ability to complete a rights offering; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; market conditions for financings including a rights offering; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.